UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2018

Commission File Number: 001-34738

Kingtone Wirelessinfo Solution Holding Ltd

(Translation of registrant’s name into English)

3rd Floor, Borough A, Block A. No.181, South Taibai Road

Xi’an, Shaanxi Province

People’s Republic of China 710065

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐  No ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐  No ☐

Kingtone Wirelessinfo Solution Holding Ltd

Form 6-K

Kingtone Wirelessinfo Solution Holding Ltd is furnishing under the cover of Form 6-K the following:

99.1	Press release, dated July 31, 2018, by Kingtone Wirelessinfo Solution Holding Ltd announcing its unaudited financial results for the six months ended March 31, 2018.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kingtone Wirelessinfo Solution Holding Ltd

By:	/s/ Li Wu
Name:	Li Wu
Title:	Chief Financial Officer

Date: July 31, 2018

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 EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	Press release, dated July 31, 2018, by Kingtone Wirelessinfo Solution Holding Ltd announcing its unaudited financial results for the six months ended March 31, 2018.

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